Subsidiaries of Technest Holdings, Inc.

1.	Genex Technologies Incorporated, a Maryland corporation, doing business as Genex Technologies, Inc.
2.	Technest, Inc., a Delaware corporation
3.	AccelPath, LLC, a Massachusetts limited liability company